EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Raises Full-Year Outlook after Outstanding Third Quarter
Oak Brook, Illinois, November 6, 2018 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the third quarter ended September 30, 2018.

•	Orders of $268 million, up $39 million, or 17%, from last year

•	Net sales of $269 million, up $21 million, or 8%, from last year

•	GAAP EPS of $0.36, up from $0.21 last year

•	Adjusted EPS of $0.36, up from $0.24 last year

•	Raising full-year adjusted EPS* outlook to a range of $1.33 to $1.36, which equates to year-over-year improvement of between 56% and 60%
Consolidated net sales for the third quarter were $269.4 million, up $20.7 million, or 8% versus the same quarter a year ago. Third quarter net income was $21.7 million, equal to $0.36 per diluted share, compared to $12.5 million, equal to $0.21 per share, in the prior-year quarter.
The Company also reported adjusted net income for the third quarter of $22.1 million, equal to $0.36 per diluted share, compared to $14.4 million, or $0.24 per diluted share, in the same quarter a year ago. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Outstanding Q3 Results Exceed Expectations; Reflect Significant Increases in Sales and Income
“Our third quarter results were again outstanding, with significant increases in both the top and bottom line,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Our 8% organic sales growth included the effects of continued momentum on our aftermarket and safe-digging initiatives, and the success of our new product introductions. The execution against these strategic goals also contributed to a 17% year-over-year organic order improvement. Adjusted EBITDA margin for the quarter was up significantly in each of our groups, as we realized benefits from higher volumes, improved pricing, favorable sales mix and operational efficiencies, despite the impact of higher commodity costs, which we had anticipated. On a consolidated basis, our adjusted EBITDA margin for the quarter was nearly 15%.”
In the Environmental Solutions Group, net sales were up $17.8 million, or 9%, primarily due to increases in shipments of vacuum trucks, sewer cleaners and dump truck bodies, as well as higher aftermarket revenue, represented by increases in rental income, used equipment sales and parts and service revenues. Sales in the Safety and Security Systems Group increased by $2.9 million, or 6%, primarily due to higher global sales of public safety products and improved international sales of warning systems.
Consolidated third quarter operating income was $30.4 million, up $8.1 million, or 36%, compared to the prior-year quarter, primarily driven by increases of $7.1 million and $1.9 million within the Environmental Solutions Group and Safety and Security Systems Group, respectively. Consolidated operating margin was 11.3%, up from 9.0% in the prior-year quarter.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the third quarter of 2018 was $40.2 million, up $6.8 million, or 20%, compared to the prior-year quarter, and consolidated adjusted EBITDA margin was 14.9%, compared to 13.4% last year.
Adjusted EBITDA in the Environmental Solutions Group was up $6.3 million, or 21%, to $37.0 million, and its adjusted EBITDA margin was 17.1%, up from 15.5% last year. Within the Safety and Security Systems Group, adjusted EBITDA was $8.9 million, up from $7.3 million last year, and its adjusted EBITDA margin was 16.8%, compared to 14.5% last year.

Consolidated orders were $268.1 million for the third quarter of 2018, up $38.5 million, or 17%, compared to the prior-year quarter. The Environmental Solutions Group reported orders of $214.5 million, an increase of $36.3 million, or 20%, compared to the prior-year quarter, and orders within the Safety and Security Systems Group improved by $2.2 million, or 4%. Consolidated backlog at September 30, 2018 was $321 million, up $117 million, or 57%, compared to last year.
Strong Cash Flow Generation Facilitates Additional Debt Reduction and Cash Returns to Shareholders
Net cash of $34.1 million was provided by continuing operating activities in the third quarter of 2018, compared to $6.3 million in the prior-year quarter. The improvement in operating cash flow facilitated additional debt repayments of $27 million during the quarter. At September 30, 2018, consolidated debt was $222 million, total cash and cash equivalents were $35 million and the Company had $166 million of availability for borrowings under its credit facility.
“With the 38% year-over-year improvement in operating cash flow in the first nine months of 2018, we have been able to pay down approximately $54 million of borrowings. That brings the total amount of debt paid down since we completed the TBEI acquisition in June last year to approximately $88 million, lowering our debt leverage ratio at the end of the quarter to 1.5 times adjusted EBITDA,” said Sherman. “Our strong financial position allows us to continue to pursue strategic acquisitions, invest in new product development initiatives, and fund cash returns to shareholders.”
The Company also funded dividends of $4.8 million during the third quarter, reflecting a dividend of $0.08 per share, and the Board of Directors recently declared a similar dividend that will be payable in the fourth quarter.
Outlook
“With the outstanding performance in the third quarter, our current backlog, favorable conditions in our end markets and continued traction on our organic growth initiatives, we are increasing our full-year 2018 adjusted EPS* outlook to a new range of between $1.33 and $1.36,” Sherman noted. “This would represent an improvement of between 56% and 60% over last year.”
* Adjusted EPS is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. Our outlook assumes certain adjustments to exclude the impact of acquisition and integration-related expenses, purchase accounting effects and hearing loss settlement charges, where applicable. In 2017, we also made adjustments to exclude the impact of restructuring activity, executive severance costs, pension settlement charges, and special tax items, where applicable. Should any similar items occur during 2018, we would expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).
CONFERENCE CALL
Federal Signal will host its third quarter conference call on Tuesday, November 6, 2018 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-800-289-0438 and entering the pin number 7563351. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) provides products and services to protect people and our planet. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: http://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions; product and price competition; supplier and raw material prices; risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits; foreign currency exchange rate changes; interest rate changes; increased legal expenses and litigation results; legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per share data)	2018	2017	2018	2017
Net sales	$269.4	$248.7	$810.1	$650.9
Cost of sales	200.4	187.4	600.0	491.3
Gross profit	69.0	61.3	210.1	159.6
Selling, engineering, general and administrative expenses	38.2	38.2	120.7	104.4
Acquisition and integration-related expenses	0.4	0.7	1.3	2.2
Restructuring	—	0.1	—	0.5
Operating income	30.4	22.3	88.1	52.5
Interest expense	2.2	2.7	7.2	4.6
Other (income) expense, net	—	(0.4)	0.5	(0.7)
Income before income taxes	28.2	20.0	80.4	48.6
Income tax expense	6.5	7.5	18.9	17.4
Net income	$21.7	$12.5	$61.5	$31.2
Earnings per share:
Basic	$0.36	$0.21	$1.03	$0.52
Diluted	$0.36	$0.21	$1.01	$0.52
Weighted average common shares outstanding:
Basic	60.0	59.8	59.9	59.7
Diluted	61.1	60.6	61.0	60.4
Cash dividends declared per common share	$0.08	$0.07	$0.23	$0.21

Operating data:
Operating margin	11.3%	9.0%	10.9%	8.1%
Adjusted EBITDA	$40.2	$33.4	$117.5	$81.4
Adjusted EBITDA margin	14.9%	13.4%	14.5%	12.5%
Total orders	$268.1	$229.6	$875.4	$715.3
Backlog	320.6	203.7	320.6	203.7
Depreciation and amortization	9.4	9.0	27.0	21.3

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2018	December 31, 2017
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$35.0	$37.5
Accounts receivable, net of allowances for doubtful accounts of $1.4 and $1.1, respectively	117.8	118.2
Inventories	153.6	137.2
Prepaid expenses and other current assets	8.0	10.9
Total current assets	314.4	303.8
Properties and equipment, net of accumulated depreciation of $116.6 and $108.9, respectively	61.1	60.1
Rental equipment, net of accumulated depreciation of $26.9 and $20.0, respectively	98.8	87.2
Goodwill	375.8	377.3
Intangible assets, net of accumulated amortization of $11.5 and $5.5, respectively	145.6	151.8
Deferred tax assets	4.8	6.2
Deferred charges and other assets	8.3	5.4
Long-term assets of discontinued operations	0.5	0.5
Total assets	$1,009.3	$992.3
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and capital lease obligations	$0.3	$0.3
Accounts payable	66.0	51.5
Customer deposits	8.5	6.5
Accrued liabilities:
Compensation and withholding taxes	26.4	22.2
Other current liabilities	53.4	36.1
Current liabilities of discontinued operations	0.5	0.5
Total current liabilities	155.1	117.1
Long-term borrowings and capital lease obligations	221.9	277.4
Long-term pension and other postretirement benefit liabilities	49.1	56.6
Deferred gain	7.3	8.7
Deferred tax liabilities	46.9	45.4
Other long-term liabilities	15.8	28.2
Long-term liabilities of discontinued operations	1.4	1.5
Total liabilities	497.5	534.9
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 66.3 and 66.1 shares issued, respectively	66.3	66.1
Capital in excess of par value	214.9	207.7
Retained earnings	394.3	346.6
Treasury stock, at cost, 6.1 and 6.1 shares, respectively	(87.1)	(86.1)
Accumulated other comprehensive loss	(76.6)	(76.9)
Total stockholders’ equity	511.8	457.4
Total liabilities and stockholders’ equity	$1,009.3	$992.3

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
(in millions)	2018	2017
Operating activities:
Net income	$61.5	$31.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27.0	21.3
Deferred financing costs	0.3	0.2
Deferred gain	(1.4)	(1.5)
Stock-based compensation expense	5.8	3.5
Pension expense, net of funding	(7.6)	(4.2)
Changes in fair value of contingent consideration and deferred payment	0.8	0.8
Deferred income taxes	1.8	3.3
Changes in operating assets and liabilities	(16.3)	(2.5)
Net cash provided by continuing operating activities	71.9	52.1
Net cash used for discontinued operating activities	(0.1)	(0.5)
Net cash provided by operating activities	71.8	51.6
Investing activities:
Purchases of properties and equipment	(10.1)	(5.3)
Proceeds from (payments for) acquisition-related activity	3.0	(269.2)
Other, net	—	0.2
Net cash used for continuing investing activities	(7.1)	(274.3)
Net cash used for discontinued investing activities	—	(1.1)
Net cash used for investing activities	(7.1)	(275.4)
Financing activities:
(Decrease) increase in revolving lines of credit, net	(53.6)	214.1
Payments of debt financing fees	—	(0.2)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(0.4)	(2.5)
Cash dividends paid to stockholders	(13.8)	(12.6)
Proceeds from stock-based compensation activity	1.1	1.5
Other, net	0.1	(0.3)
Net cash (used for) provided by continuing financing activities	(66.6)	200.0
Net cash used for discontinued financing activities	—	—
Net cash (used for) provided by financing activities	(66.6)	200.0
Effects of foreign exchange rate changes on cash and cash equivalents	(0.6)	1.3
Decrease in cash and cash equivalents	(2.5)	(22.5)
Cash and cash equivalents at beginning of year	37.5	50.7
Cash and cash equivalents at end of period	$35.0	$28.2

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three and nine months ended September 30, 2018 and 2017:
Environmental Solutions Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2018	2017	Change	2018	2017	Change
Net sales	$216.3	$198.5	$17.8	$646.2	$500.6	$145.6
Operating income	28.3	21.2	7.1	86.1	52.5	33.6
Adjusted EBITDA	37.0	30.7	6.3	111.8	75.5	36.3
Operating data:
Operating margin	13.1%	10.7%	2.4%	13.3%	10.5%	2.8%
Adjusted EBITDA margin	17.1%	15.5%	1.6%	17.3%	15.1%	2.2%
Total orders	$214.5	$178.2	$36.3	$706.2	$559.5	$146.7
Backlog	289.6	177.7	111.9	289.6	177.7	111.9
Depreciation and amortization	8.4	7.9	0.5	24.1	18.1	6.0
Safety and Security Systems Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2018	2017	Change	2018	2017	Change
Net sales	$53.1	$50.2	$2.9	$163.9	$150.3	$13.6
Operating income	8.0	6.1	1.9	22.3	18.1	4.2
Adjusted EBITDA	8.9	7.3	1.6	25.1	21.7	3.4
Operating data:
Operating margin	15.1%	12.2%	2.9%	13.6%	12.0%	1.6%
Adjusted EBITDA margin	16.8%	14.5%	2.3%	15.3%	14.4%	0.9%
Total orders	$53.6	$51.4	$2.2	$169.2	$155.8	$13.4
Backlog	31.0	26.0	5.0	31.0	26.0	5.0
Depreciation and amortization	0.9	1.1	(0.2)	2.8	3.1	(0.3)
Corporate Expenses
Corporate operating expenses were $5.9 million and $5.0 million for the three months ended September 30, 2018 and 2017, respectively. For the nine months ended September 30, 2018 and 2017, corporate operating expenses were $20.3 million and $18.1 million, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted net income and earnings per share (“EPS”):
The Company believes that modifying its 2018 and 2017 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improves the comparability of results across reporting periods. During the three and nine months ended September 30, 2018 and 2017 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of restructuring activity, executive severance costs, acquisition and integration-related expenses, purchase accounting effects, hearing loss settlement charges and special tax items, where applicable.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2018	2017	2018	2017
Net income	$21.7	$12.5	$61.5	$31.2
Add:
Income tax expense	6.5	7.5	18.9	17.4
Income before income taxes	28.2	20.0	80.4	48.6
Add:
Restructuring	—	0.1	—	0.5
Executive severance costs	—	—	—	0.7
Acquisition and integration-related expenses	0.4	0.7	1.3	2.2
Purchase accounting effects (a)	0.1	1.3	1.1	4.3
Hearing loss settlement charges	—	—	0.4	—
Adjusted income before income taxes	28.7	22.1	83.2	56.3
Adjusted income tax expense (b)	(6.6)	(7.7)	(19.5)	(19.6)
Adjusted net income	$22.1	$14.4	$63.7	$36.7

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars per diluted share)	2018	2017	2018	2017
EPS, as reported	$0.36	$0.21	$1.01	$0.52
Add:
Income tax expense	0.10	0.12	0.31	0.28
Income before income taxes	0.46	0.33	1.32	0.80
Add:
Restructuring	—	0.00	—	0.01
Executive severance costs	—	—	—	0.01
Acquisition and integration-related expenses	0.01	0.01	0.02	0.04
Purchase accounting effects (a)	0.00	0.02	0.02	0.07
Hearing loss settlement charges	—	—	0.00	—
Adjusted income before income taxes	0.47	0.36	1.36	0.93
Adjusted income tax expense (b)	(0.11)	(0.12)	(0.32)	(0.32)
Adjusted EPS	$0.36	$0.24	$1.04	$0.61

(a)
Purchase accounting effects relate to adjustments to exclude the step-up in the valuation of equipment acquired in connection with the TBEI and JJE acquisitions that was sold subsequent to the acquisition dates in the three and nine months ended September 30, 2018 and 2017, as well as to exclude the depreciation of the step-up in the valuation of the rental fleet acquired in the JJE transaction.

(b)
Adjusted income tax expense for the three and nine months ended September 30, 2018 and 2017 was recomputed after excluding the impact of restructuring activity, executive severance costs, acquisition and integration-related expenses, purchase accounting effects and hearing loss settlement charges, where applicable. Adjusted income tax expense for the three and nine months ended September 30, 2017 also excludes $0.6 million of tax expense associated with a change in the enacted state tax rate in Illinois.

Adjusted EBITDA:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of net income, interest expense, hearing loss settlement charges, acquisition and integration-related expenses, restructuring activity, executive severance costs, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of net income, interest expense, hearing loss settlement charges, acquisition and integration-related expenses, restructuring activity, executive severance costs, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, purchase accounting effects and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, purchase accounting effects and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles net income to consolidated adjusted EBITDA for the three and nine months ended September 30, 2018 and 2017:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2018	2017	2018	2017
Net income	$21.7	$12.5	$61.5	$31.2
Add:
Interest expense	2.2	2.7	7.2	4.6
Hearing loss settlement charges	—	—	0.4	—
Acquisition and integration-related expenses	0.4	0.7	1.3	2.2
Restructuring	—	0.1	—	0.5
Executive severance costs	—	—	—	0.7
Purchase accounting effects*	—	1.3	0.7	4.2
Other (income) expense, net	—	(0.4)	0.5	(0.7)
Income tax expense	6.5	7.5	18.9	17.4
Depreciation and amortization	9.4	9.0	27.0	21.3
Consolidated adjusted EBITDA	$40.2	$33.4	$117.5	$81.4

Net sales	$269.4	$248.7	$810.1	$650.9

Consolidated adjusted EBITDA margin	14.9%	13.4%	14.5%	12.5%
* Excludes purchase accounting expenses reflected in depreciation and amortization of $0.1 million and $0.0 million for the three months ended September 30, 2018 and 2017, and $0.4 million and $0.1 million for the nine months ended September 30, 2018 and 2017, respectively.

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and nine months ended September 30, 2018 and 2017:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2018	2017	2018	2017
Operating income	$28.3	$21.2	$86.1	$52.5
Add:
Acquisition and integration-related expenses	0.3	0.3	0.9	0.7
Purchase accounting effects*	—	1.3	0.7	4.2
Depreciation and amortization	8.4	7.9	24.1	18.1
Adjusted EBITDA	$37.0	$30.7	$111.8	$75.5

Net sales	$216.3	$198.5	$646.2	$500.6

Adjusted EBITDA margin	17.1%	15.5%	17.3%	15.1%
* Excludes purchase accounting expenses reflected in depreciation and amortization of $0.1 million and $0.0 million for the three months ended September 30, 2018 and 2017, and $0.4 million and $0.1 million for the nine months ended September 30, 2018 and 2017, respectively.

Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and nine months ended September 30, 2018 and 2017:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2018	2017	2018	2017
Operating income	$8.0	$6.1	$22.3	$18.1
Add:
Restructuring	—	0.1	—	0.5
Depreciation and amortization	0.9	1.1	2.8	3.1
Adjusted EBITDA	$8.9	$7.3	$25.1	$21.7

Net sales	$53.1	$50.2	$163.9	$150.3

Adjusted EBITDA margin	16.8%	14.5%	15.3%	14.4%